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                             November 28, 2023

       John D. Baker III
       Treasurer and Chief Financial Officer
       FRP Holdings, Inc.
       200 W. Forsyth St., 7th Floor
       Jacksonville, FL 32202

                                                        Re: FRP Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-36769

       Dear John D. Baker III:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 2. Properties
       Mining Royalty Lands Segment, page 12

   1. We note your disclosure on page 58 that depletion of sand and stone deposits is computed on the basis of units
of production in relation to estimated reserves. Considering your disclosure on page 13
with respect to relying on Item 1303(a)(3) of Regulation S-K, please explain the
basis for using the unit of production method for the depletion of your royalty interests of
your sand and stone deposits and clarify the methods used to determine
                                                        "estimate reserves" for
purposes of this calculation. To the extent the estimated reserves do not represent
reserves as defined by SK1300, please revise your labelling and refrain from using the term
reserves.
       Mining Royalties, page 30

   2. We note your disclosure of 21.8 million tons of sand reserves on page 30 of your disclosure. Only
reserve estimates meeting the definitions and requirements of SK1300 should be disclosed in
SEC filings. Please revise to remove the reserve estimate.
 John D. Baker III
FRP Holdings, Inc.
November 28, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any other questions.



FirstName LastNameJohn D. Baker III                       Sincerely,
Comapany NameFRP Holdings, Inc.
                                                          Division of
Corporation Finance
November 28, 2023 Page 2                                  Office of Real Estate
& Construction
FirstName LastName